UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Idenix Pharmaceuticals, Inc.

(Name of Subject Company)

Idenix Pharmaceuticals, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Ronald C. Renaud, Jr.

President and Chief Executive Officer

Idenix Pharmaceuticals, Inc.

320 Bent Street

Cambridge, Massachusetts 02141

(617) 995-9800

With copies to:

Francis J. Aquila

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Reference is made to the Agreement and Plan of Merger, dated as of June 8, 2014 (the “Merger Agreement”), by and among Merck & Co., Inc. (“Merck”), Imperial Blue Corporation, a wholly-owned subsidiary of Merck (“Merger Sub”), and Idenix Pharmaceuticals, Inc. (“Idenix”), a copy of which agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Idenix on June 9, 2014.

As mutually agreed to by the parties to the Merger Agreement, Merger Sub has agreed to commence its tender offer to purchase for cash any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Idenix at $24.50 per share as promptly as reasonably practicable and in any event by 5:00 p.m. (New York City Time) on Friday, June 20, 2014 (notwithstanding the first sentence of Section 1.1(a) of the Merger Agreement that requires Merger Sub to have commenced its tender offer by 5:00 p.m. (New York City Time) on Friday, June 13, 2014).

Notice to Investors

The tender offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Idenix. At the time the offer is commenced, Merck will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Idenix will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Idenix stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, when they become available because they will contain important information that should be read carefully before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Idenix. In addition, all of these materials (and all other materials filed by Idenix with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Idenix at www.idenix.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of Idenix and members of their senior management team. Forward-looking statements include, without limitation, statements regarding business combination and similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for the companies’ businesses, including, without limitation, the ability of integrate, advance or otherwise achieve any particular result as it relates to Idenix’s businesses or products; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; the availability of financing to consummate the transactions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Idenix’s stockholders will tender their stock in the offer; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Idenix’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in documents filed with the Securities and Exchange Commission by Idenix, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by Idenix and the tender offer documents to be filed by Merck & Co., Inc. and Imperial Blue Corporation, a wholly owned subsidiary of Merck. Idenix assumes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All of the materials related to the offer (and all other offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by Idenix at www.idenix.com.